UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities.

On July 17, 2025, Linkage Global Inc (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an accredited investor (the “Investor”). Pursuant to the Purchase Agreement, the Company agreed to sell, and the Investor agreed to purchase, a new series of senior unsecured convertible notes of the Company, in the aggregate original principal amount of up to $30,000,000, which are convertible into Class A ordinary shares, par value $0.0025 per share, of the Company (“Ordinary Shares”). The transactions contemplated under the Purchase Agreement (the “Transactions”) closed on July 17, 2025 (“Closing”). Upon Closing, the Company issued a senior unsecured convertible notes in the principal amount of $3,500,000 (the “Initial Note”). The Company received gross proceeds of $2.7 million at the initial closing and an additional $450,000 is expected to be funded within one business day following the effectiveness of the Registration Statement (as defined below), subject to continued compliance with the listing requirements of the Nasdaq Capital Market.

In connection with the Transaction, the Company and the Investor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company has agreed to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to all Registrable Securities (as defined in the Registration Rights Agreement) within 40 calendar days following the Closing.

The Initial Note was issued at an original issue discount of ten percent (10%), with each $1,000 principal amount of Initial Note being purchased at a price of approximately $900. The Initial Note bears interest at a rate of ten percent (10%) per annum and has a maturity date of July 17, 2027. The Incremental Notes, if and when issued, have terms that are substantially similar to the terms of the Initial Note.

The Notes are convertible at the option of the Investor into Ordinary Shares (the “Conversion Shares”) at a conversion rate equal to (i) 110% of the sum of the principal, interest and any late charges of the Note or any applicable unpaid amounts (the “Conversion Amount”) divided by (ii) the applicable conversion price (the “Conversion Price”). The initial Conversion Price is equal to the closing sale price of the Company’s Ordinary Shares on the trading day prior to the Closing, subject to adjustment as provided in the Notes, including without limitation, in the event of any subsequent dilutive issuance at a price lower than the Conversion Price then in effect. The Conversion Price will reset on the date the Registration Statement is declared effective by the SEC and every three months thereafter to the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) 90% of the lowest daily VWAP of the Company’s Ordinary Shares in the prior 10 consecutive trading day period ending and including the trading day immediately preceding the delivered or deemed delivery of the applicable conversion notice, and (B) a floor price of $ 0.494 per share (the “Floor Price”), subject to adjustment as provided in the Notes (the “Alternate Conversion Price”).

Upon the occurrence of an Event of Default (as defined in the Notes), the holder of Notes may, at its option, convert any portion of the outstanding and unpaid Conversion Amount into Ordinary Shares at a conversion rate equal to (i) 130% of the Conversion Amount divided by (ii) the Alternate Conversion Price. The Company may also redeem the Notes in cash at a price that is equal to the greater of (i) 130% of the outstanding amount of Notes being redeemed and (ii) the product of the conversion rate and the highest closing sale price of the Ordinary Shares during the applicable period, plus accrued and unpaid interest, late charges and other amounts due. The Company must provide at least 20 trading days’ prior written notice, and any such redemption notice is irrevocable. The Notes cannot be redeemed if an Event of Default has occurred and is continuing. In addition, in the event of a Subsequent Placement (as defined in the Note), the Investor may require the Company to redeem up to 30% of the gross proceeds from such placement at 100% of the outstanding amount, payable within five trading days of the Company’s receipt of a redemption notice.

In connection with the Transactions, the Company paid a placement agent fee of 1.5% of the gross proceeds received by the Company.

In connection with the foregoing, the Company relied upon the exemption from registration provided by Section 4(a)(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering. In addition, the Company relied upon home country practices in the Cayman Islands in connection with the Transactions, and not to follow Nasdaq Rule 5635(d), which would otherwise require shareholder approval for such transactions.

The Securities Purchase Agreement, Registration Rights Agreement, and form of Note and are filed as Exhibits 10.1, 10.2, and 4.1 respectively, to this Current Report on Form 6-K and are incorporated herein by reference. The above descriptions of the terms of the Securities Purchase Agreement, Registration Rights Agreement, form of Note and form of Incremental Warrant are qualified in their entirety by reference to such exhibits.

On July 18, 2025, the Company published a press release announcing the Transactions, a copy of which is attached herein as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Senior Unsecured Convertible Promissory Note
10.1	Securities Purchase Agreement, dated July 17, 2025, by and between the Company and the Investor
10.2	Registration Rights Agreement, dated July 17, 2025, by and between the Company and the Investor
99.1	Press Release, dated July 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: July 18, 2025	By:	/s/ Yang (Angela) Wang
	Name:	Yang (Angela) Wang
	Title:	Chief Executive Officer

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